100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-05

POLYMET REPORTS ACCOMPLISHMENTS AT ANNUAL SHAREHOLDERS’MEETING

SHAREHOLDERS REELECT DIRECTORS

St. Paul, Minn., July 16, 2015 – PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) is pleased to report 65.39 percent of the eligible shares were represented at its Annual General and Special Meeting of Shareholders held on July 15, 2015 in Toronto, Ontario and all motions put forward by the Board of Directors to the shareholders at or represented at the meeting were passed, including reelection of all eight directors.

Following the formal meeting, Jon Cherry, president and CEO updated shareholders on progress since the last shareholders’ meeting and goals and objectives for the next twelve months.

Key Accomplishments

  Completion of preliminary final EIS
  Schedule for final EIS publication and completion of the State adequacy determination http://www.dnr.state.mn.us/input/environmentalreview/polymet/index.html
  Drafting of key Mine, Air and Water Permits for submission to the State
  $30 million loan facility with Glencore AG, a wholly-owned subsidiary of Glencore plc.
  Expanded investment research coverage

Cherry noted that publication of the schedule for completion of the environmental review was itself a major milestone and laid the path to the start of construction. He also told shareholders that PolyMet’s share price had outperformed the S&P/TSX Global Mining Index by approximately 60 percent over the year.

Key Goals & Objectives

  Publication of the final EIS in the Federal Register and the Minnesota Environmental Quality Board Monitor in early November 2015 and final decision on the adequcy of the final EIS early Februuary 2016
  Preparation and submission of draft permit applications with decision on state permits within 150 days of acceptance of applications, under state guidelines
  Records of Decision on the federal 404 Wetland Permit and the Land Exchange.
  Completion of the Definitive Cost Estimate and Project Update
  Completion of construction finance plan including commitment of debt prior to the issuance of permits but subject to typical conditions precedent, such as receipt of permits.
  Completion of project construction implementation plan
  Start construction

Cherry stated, “The final EIS represents more than a decade of detailed review and analysis of the potential environmental impacts of the NorthMet Project and the Company’s plans to mitigate those impacts. Reusing existing facilities and infrastructure minimizes the new impacts and addresses legacy issues associated with historic iron ore mining.” Cherry concluded by thanking all of the stakeholders – investors, staff, contractors, and the local community for their continued support. He also thanked the government agencies and their contractors tasked with completing the environmental review for their hard work and efforts to ensure that the final EIS is thorough and complete, providing the legal basis for issuance of permits to construct and operate the NorthMet Project.

Formal Proceedings
The following eight persons were elected as Directors of the Company to hold office until the next annual general meeting of the Company. The voting results are shown below:

Director	Votes For	% For	Votes Against	% Against
Jonathan Cherry	104,045,411	98.99	1,056,599	1.00
Matthew Daley	104,007,697	98.95	1,094,313	1.04
Dr. David Dreisinger	104,662,223	99.58	439,787	0.41
W. Ian L. Forrest	102,471,885	97.49	2,630,125	2.50
Alan R. Hodnik	102,519,935	97.54	2,582,075	2.45
William Murray	101,582,722	96.65	3,519,288	3.34
Stephen Rowland	101,228,775	96.31	3,873,235	3.68
Michael M. Sill	102,513,377	97.53	2,588,633	2.46

Shareholders also re-appointed PricewaterhouseCoopers LLP as auditors of the Company and the board is authorized to fix the remuneration to be paid to the auditors and re-approved the Company’s 2007 Omnibus Share Compensation Plan, as approved by shareholders in 2007, 2010 and subsequently amended and restated by shareholders in 2012. The Board withdrew the motion to re-approve PolyMet’s Amended and Restated Shareholder Rights Plan, as amended and restated by the shareholders in 2007, 2008, confirmed in 2011 and subsequently amended and restated by shareholders in 2013 pending anticipated changes to Canadian take-over rules. The plan was re-approved in 2013 and therefore remains in effect.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding completion or timing of the environmental review and permitting or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.